UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                August 5, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces appointment of Dr. Prem Lachman as non-executive director.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By:    /s/ Jonathan Lamb
                                    Name:  Jonathan Lamb
                                    Title: Secretary

Date: August 5, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4






AMARIN ANNOUNCES APPOINTMENT OF DR. PREM LACHMAN TO BOARD OF DIRECTORS

LONDON, United Kingdom, August 4, 2005 - Amarin Corporation plc
(NASDAQSC: AMRN) today announced the appointment of Dr. Prem Lachman as non-executive director.

Dr. Lachman is founder and general partner of Maximus Capital, a $100 million healthcare investment management company focused on investments in the biotechnology and pharmaceutical industries. Dr. Lachman was formerly a general partner at the Galleon Group from 1998 until 2001 and prior to that was a managing director in the Investment Research Department at Goldman Sachs & Co. Dr. Lachman received his M.D. degree from the Mount Sinai School of Medicine in May 1986.

Rick Stewart, Chief Executive Officer of Amarin, commented "We very much welcome Prem to the board of Amarin - his in-depth knowledge and experience will be invaluable to the company as we drive our business forward."



Contact:
Amarin Corporation plc                    +44 (0) 207 907 2442
Rick Stewart                              Chief Executive Officer
Alan Cooke                                Chief Financial Officer
investor.relations@amarincorp.com

Powerscourt                               +44 (0) 207 236 5615
Rory Godson/Victoria Brough

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for treatment-unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2004 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.